Exhibit 99.1

August 28, 2015

Cnova Board Changes

AMSTERDAM, August 28, 2015 22:01 —Cnova N.V. (Nasdaq & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced the appointment of Mr. Didier Lévêque, Vice-Chairman of its Board of Directors, to replace Mr. Jean-Charles Naouri as Chairman of the Board of Directors, and acknowledgement of resignation of Mr. Naouri as its Chairman and non-executive member, effective immediately.

In addition, the Board of Directors appointed Mr. Yves Desjacques as a replacement non-executive member of the Board of Directors.  With these changes, the size of the Company’s Board of Directors and the composition of the Board’s committees remain unchanged. Biographical information for each current member of the Company’s Board of Directors and information regarding the composition of the Board of Directors and its committees is available at http://www.cnova.com/investor-relations/corporate-governance/board-of-directors.html. Information regarding the Company’s remuneration policy pertaining to the members of its Board of Directors is available at http://www.cnova.com/investor-relations/corporate-governance/related-documents.html

The Company and the Board of Directors thank Mr. Naouri for his invaluable contributions to the Company since its inception and congratulate Mr. Lévêque and Mr. Desjacques on their respective appointments as Chairman and non-executive director.

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Media contact:

Cnova N.V.

Head of Communication: +33 6 80 39 50 71

directiondelacommunication@cnovagroup.com

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than
21 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.